Filed by: LVB Acquisition, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Subject Company’s Commission File No.: 000-54505

EMEA Distributor Letter

Dear             :

Today Zimmer and Biomet announced their agreement to combine their businesses into one company in a transaction where Zimmer has acquired Biomet.

Because of the necessary regulatory approval processes and other customary conditions, we expect to close the transaction in the first quarter of calendar 2015. Following the closing, the combined company will conduct business under a consolidated name that will reflect the strength of both brands.

Until then, both Zimmer and Biomet will remain independent companies and competitors and your relationship with Biomet does not change.

In the coming weeks, we will be forming teams to assist with the planning of the integration.

We will continue to communicate developments regarding the transaction as we move through the process and we ask for your understanding if we are not able today to answer all the questions that you may have.

This will be a surprising announcement for many of you as it is not the path that we anticipated. We have said for seven years that we expected our exit from our private company journey to be an Initial Public Offering (IPO), and we have been preparing diligently for the IPO for the last several months.

However, we have seen great change in the healthcare environment since 2007, and many observers have predicted the need for companies in our industry to take further steps to position themselves to better serve customers and patients. While we have performed extraordinarily well for 36 years as an independent company, the combination with Zimmer will prepare us to compete as a stronger entity in the medical device market of the future. Our combined scale will extend the reach and influence with which we pursue our common passion: delivering products and services that benefit our customers and the patients we ultimately serve.

We expect that this transaction, once closed, will provide our customers with access to the best of both companies:

•	Continuous outstanding local service and product availability that you have come to expect

•	A stronger R&D organization that can invest a greater proportion of its resources to fully fund and accelerate the most exciting potential innovations that address unmet clinical needs;

•	A broader product portfolio that offers an enhanced range of solutions;

•	New service offerings to address the need of healthcare professionals to improve efficiency and cost-effectiveness in a rapidly-changing healthcare environment.

Biomet and Zimmer have a 36 year history of mutual respect. While our legacy cultures and styles are notably distinct, we share common elements that provide the basis for a stronger, more responsive, and highly innovative new company better able to assist our customers in addressing their patients’ needs.

We both believe that we can only be successful in business if we are successful in helping healthcare professionals improve the lives of patients. We both insist on doing business the right way, with a commitment to legal and ethical behavior in the markets where we do business. We are both committed to delivering quality products and outstanding clinical results. And as companies focused almost exclusively in the musculoskeletal space, we are passionate about orthopaedics and the other markets that we serve.

Our team remains in place, and is at your service. Please do not hesitate to contact us if you have any questions or if we can be of assistance.

Best regards,

Renaat Vermeulen

President

Biomet Europe BV

Additional Information about this Transaction

In connection with the proposed transaction, Zimmer will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a consent solicitation statement of Biomet’s parent company, LVB Acquisition, Inc. that also constitutes a prospectus of Zimmer. We urge investors and security holders to read the consent solicitation statement/prospectus when it becomes available because it will contain important information regarding the proposed merger. You may obtain a free copy of the consent solicitation statement/prospectus (when available) and other related documents filed by Zimmer and Biomet’s parent company, LVB Acquisition, Inc., with the SEC at the SEC’s website at www.sec.gov. These documents and other relevant materials, including any documents incorporated by reference therein, when and if filed, may also be obtained free of charge from Zimmer at http://investor.zimmer.com or from Biomet at http://www.biomet.com/corporate/investors/, as applicable. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the ability of the parties to complete the proposed merger; the parties ability to obtain regulatory approvals of the proposed merger on the contemplated terms and schedule; the impact of the announcement of, or failure to complete, the proposed merger on relationships with distributors, employees, customers and suppliers; potential or actual litigation; the success of LVB Acquisition, Inc.’s, the parent of Biomet, Inc., and its subsidiaries’ (together, the “Company”) principal product lines; the results of the ongoing investigation by the United States Department of Justice; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Deferred Prosecution Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the impact of federal health care reform; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the ability of the Company to successfully integrate acquisitions; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; the impact of product liability litigation losses; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q.

Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this document. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.